SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  April 2010

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Annual Information Update

Company name:	Aviva Plc
Company number:	2468686

Annual Information Update for the 12 months up to and including 24 March 2010.

1. In accordance with Prospectus Rule 5.2, the following information has been published or made available to the public between 27 March 2009 and 24 March 2010 (inclusive). The information referred to in this update was up to date at the time the information was published but some information may now be out of date.

The following regulatory announcements have been made via a Regulatory Information Service.  Details of all regulatory announcements for Aviva Plc can be found on the prices page of the London Stock Exchange website (www.londonstockexchange.com).

Date published	Headline
27/03/2009	Rule 8.3 - Aquarius Platinum Limited
27/03/2009	Rule 8.3 - Chaucer Holdings plc
27/03/2009	Rule 8.3 - Eidos plc
30/03/2009	UK Life Analyst Event & Financial Calendar Update
30/03/2009	Rule 8.3- Eidos plc
31/03/2009	Notification of Transactions of PDMRs
31/03/2009	Director/PDMR Shareholding
01/04/2009	Total Voting Rights
01/04/2009	SCRIP Dividend Scheme Mailing and Price
01/04/2009	Publication of Final Terms
03/04/2009	Rule 8.3- Eidos plc
03/04/2009	Rule 8.3- Chaucer Holdings plc
03/04/2009	Rule 8.3- 2 Ergo Group plc
03/04/2009	Rule 8.3- Aquarius Platinum Limited
06/04/2009	Rule 8.3- Chaucer Holdings plc
06/04/2009	Rule 8.3- Aquarius Platinum Limited
08/04/2009	Annual Information Update
08/04/2009	Rule 8.3- Chaucer Holdings plc
14/04/2009	Rule 8.3- Aquarius Platinum Limited
14/04/2009	Aviva Acquires Pension Fund From ING in Russia
16/04/2009	Rule 8.3- Eidos plc
17/04/2009	Rule 8.3- Aquarius Platinum Limited
22/04/2009	Rule 8.3- Chaucer Holdings plc
22/04/2009	Rule 8.3- Aquarius Platinum Limited
22/04/2009	Rule 8.3- Just Retirement (Holdings) plc
24/04/2009	Rule 8.3- Aquarius Platinum Ltd
24/04/2009	Director/PDMR Shareholding
27/04/2009	Publication of Supplementary Prospectus
27/04/2009	Rule 8.3- Aquarius Platinum Limited
27/04/2009	Q1 2009 Interim Management Statement
29/04/2009	Result of AGM
30/04/2009	Publication of Final Terms
30/04/2009	Total Voting Rights
01/05/2009	Rule 8.3- Raven Russia Limited
01/05/2009	Rule 8.3- Aquarius Platinum Limited
06/05/2009	Rule 8.3- Aquarius Platinum Limited
06/05/2009	Directorate Change
06/05/2009	Aviva Announces Restructured Reattribution Offer
06/05/2009	Investor Briefing -UK Life Business & Reattribution
07/05/2009	Rule 8.3- Raven Russia Limited
07/05/2009	Rule 8.3- Powerleague plc
07/05/2009	Rule 8.3- Just Retirement (Holdings) plc
07/05/2009	Rule 8.3- Carluccios plc
07/05/2009	Rule 8.3- Concateno plc
07/05/2009	Rule 8.3- Chaucer Holdings plc
07/05/2009	Rule 8.3- BPP Holdings plc
07/05/2009	Rule 8.3- Aquarius Platinum Limited
07/05/2009	Additional Listing
08/05/2009	Rule 8.3- Chaucer Holdings plc
15/05/2009	Replacement - Director/PDMR Shareholding
15/05/2009	Director/PDMR Shareholding
15/05/2009	Director/PDMR Shareholding
15/05/2009	Director/PDMR Shareholding
15/05/2009	Director/PDMR Shareholding
19/05/2009	Holding(s) in Company
20/05/2009	Holding(s) in Company
20/05/2009	Holding(s) in Company
21/05/2009	Rule 8.3- Just Retirement (Holdings) plc
22/05/2009	Rule 8.3- Powerleague plc
22/05/2009	Rule 8.3- Aquarius Platinum Limited
26/05/2009	Director/PDMR Shareholding
26/05/2009	Director/PDMR Shareholding
27/05/2009	Holding(s) in Company
27/05/2009	Rule 8.3- Aquarius Platinum Limited
28/05/2009	Rule 8.3- Chaucer Holdings plc
28/05/2009	Rule 8.3- Brixton plc
28/05/2009	Rule 8.3- Aquarius Platinum Limited
29/05/2009	Total Voting Rights
03/06/2009	Non-executive director notification
03/06/2009	Rule 8.3- Finsbury Food Group plc
04/06/2009	Rule 8.3- Replacement(Aquarius Platinum Limited)
04/06/2009	Rule 8.3- Brixton plc
05/06/2009	Rule 8.3- Aquarius Platinum Limited
08/06/2009	Rule 8.3- Brixton plc
09/06/2009	Rule 8.3- Brixton plc
09/06/2009	Rule 8.3- Ecosecurities Group plc
10/06/2009	Rule 8.3- Aquarius Platinum Limited
10/06/2009	Rule 8.3- Ecosecurities Group plc
15/06/2009	Rule 8.3- Brixton plc
18/06/2009	Rule 8.3- Hansen Transmissions Intl
18/06/2009	Aviva Plc Board Change
22/06/2009	Rule 8.3- BPP Holdings plc
22/06/2009	Proceeds From Sale Of Aus Life Business Of A$925m
23/06/2009	FRN Variable Rate Fix
24/06/2009	Director/PDMR Shareholding
24/06/2009	Director/PDMR Shareholding
24/06/2009	Rule 8.3- Anglo American plc
25/06/2009	Rule 8.3- Chaucer Holdings plc
25/06/2009	Rule 8.3- Anglo American plc
26/06/2009	Rule 8.3- Renewable Energy Generation Ltd
26/06/2009	Rule 8.3- Chaucer Holdings plc
26/06/2009	Rule 8.3- Anglo American plc
29/06/2009	Rule 8.3- Anglo American plc
29/06/2009	Rule 8.3- Hansen Transmissions International NV
30/06/2009	Total Voting Rights
01/07/2009	Rule 8.3- Firstgroup plc
01/07/2009	Rule 8.3- Anglo American plc
02/07/2009	Rule 8.3- Renewable Energy Generation
02/07/2009	Rule 8.3- Anglo American plc
03/07/2009	Rule 8.3- Hansen Transmissions International
03/07/2009	Rule 8.3- Anglo American plc
06/07/2009	Rule 8.3- FirstGroup plc
06/07/2009	Rule 8.3- Anglo American plc
07/07/2009	Rule 8.3- Powerleague Group plc
07/07/2009	Rule 8.3- Anglo American plc
08/07/2009	Rule 8.3- Anglo American plc
09/07/2009	Rule 8.3- Anglo American plc
10/07/2009	Rule 8.3- Tarsus Group plc
10/07/2009	Rule 8.3- Anglo American plc
13/07/2009	Rule 8.3- Anglo American plc
13/07/2009	Rule 8.3- Firstgroup plc
14/07/2009	Rule 8.3- FirstGroup plc
14/07/2009	Rule 8.3- Anglo American plc
15/07/2009	Rule 8.3- FirstGroup plc
15/07/2009	Rule 8.3- Concateno plc
16/07/2009	Rule 8.3- BPP Holdings plc
16/07/2009	Rule 8.3- Replacement - Resolution Limited
16/07/2009	Rule 8.3- Firstgroup plc
17/07/2009	Rule 8.3- Resolution Limited
17/07/2009	Rule 8.3- Friends Provident plc
17/07/2009	Rule 8.3- FirstGroup plc
17/07/2009	Rule 8.3- Concateno plc
17/07/2009	Rule 8.3- Anglo American plc
20/07/2009	Rule 8.3- Firstgroup plc
20/07/2009	Rule 8.3- Concateno plc
20/07/2009	Rule 8.3- Ecosecutities Group plc
21/07/2009	Rule 8.3- EcoSecurities Group plc
22/07/2009	Rule 8.3- Resolution plc
22/07/2009	Rule 8.3- Anglo American plc
22/07/2009	Rule 8.3- Friends Provident Group plc
22/07/2009	Rule 8.3- Firstgroup plc
22/07/2009	Rule 8.3- Concateno plc
22/07/2009	Rule 8.3- BPP Holdings plc
23/07/2009	Rule 8.3- FirstGroup plc
23/07/2009	Rule 8.3- Resolution Limited
23/07/2009	Rule 8.3- Friends Provident Group plc
23/07/2009	Rule 8.3- Concateno plc
23/07/2009	Rule 8.3- BPP Holdings plc
23/07/2009	Rule 8.3- Anglo American plc
24/07/2009	Rule 8.3- Friends Provident Group plc
24/07/2009	Rule 8.3- Anglo American plc
24/07/2009	Director/PDMR Shareholding
27/07/2009	Rule 8.3- Friends Provident Group plc
27/07/2009	Rule 8.3- Connaught plc
27/07/2009	Blocklisting Interim Review
28/07/2009	Rule 8.3- Anglo American plc
28/07/2009	Rule 8.3- Stagecoach Group plc
28/07/2009	Rule 8.3- Replacement Anglo American plc
29/07/2009	Rule 8.3- Resolution Limited
30/07/2009	Rule 8.3- Resolution Limited
03/08/2009	Rule 8.3- Segro plc
03/08/2009	Rule 8.3- Anglo American plc
04/08/2009	Rule 8.3- Resolution Limited
04/08/2009	Rule 8.3- Anglo American plc
05/08/2009	Directorate Change
05/08/2009	Rule 8.3- Segro plc
05/08/2009	Rule 8.3-Resolution Limited
05/08/2009	Rule 8.3- Anglo American plc
06/08/2009	Rule 8.3-Segro plc
06/08/2009	Rule 8.3-Resolution Limited
06/08/2009	HY09 Report
07/08/2009	Rule 8.3- Resolution Limited
07/08/2009	Rule 8.3 - Stagecoach Group plc
07/08/2009	Rule 8.3 - National Express Group plc
07/08/2009	Rule 8.3- Segro plc
07/08/2009	Rule 8.3-Friends Provident Group plc
07/08/2009	Rule 8.3-Anglo American plc
10/08/2009	Rule 8.3- Segro plc
10/08/2009	Rule 8.3- Resolution Limited
11/08/2009	Rule 8.3- Segro plc
11/08/2009	Rule 8.3- Hansen Transmissions International NV
11/08/2009	Rule 8.3- Anglo American plc
12/08/2009	Rule 8.3- Anglo American plc
12/08/2009	Directorate Change
13/08/2009	Rule 8.3- Anglo American plc
14/08/2009	Rule 8.3- Resolution Limited
14/08/2009	Rule 8.3- Anglo American plc
17/08/2009	Rule 8.3- Anglo American plc
18/08/2009	Rule 8.3- Anglo American plc
18/08/2009	Rule 8.3- Segro plc
19/08/2009	Rule 8.3- Anglo American plc
20/08/2009	Rule 8.3- Stagecoach Group plc
20/08/2009	Rule 8.3- Friends Provident Group plc
20/08/2009	Rule 8.3- Anglo American plc
21/08/2009	Rule 8.3-Resolution Limited
21/08/2009	Rule 8.3-Friends Provident Group plc
21/08/2009	Rule 8.3-Anglo American plc
24/08/2009	Rule 8.3- Segro plc
24/08/2009	Rule 8.3- Anglo American plc
26/08/2009	Rule 8.3- Anglo American plc
26/08/2009	Director/PDMR Shareholding
27/08/2009	Rule 8.3- Resolution Limited
27/08/2009	Rule 8.3- Anglo American plc
28/08/2009	Rule 8.3- Connaught plc
28/08/2009	Rule 8.3- Friends Provident Group plc
28/08/2009	Total Voting Rights
01/09/2009	Rule 8.3- Stagecoach Group plc
01/09/2009	Rule 8.3- Anglo American plc
02/09/2009	Rule 8.3- Resolution Limited
02/09/2009	Rule 8.3- Friends Provident Group plc
02/09/2009	Rule 8.3- Anglo American plc
03/09/2009	Rule 8.3- Stagecoach Group plc
03/09/2009	Rule 8.3- Resolution Limited
03/09/2009	Rule 8.3- Friends Provident Group plc
03/09/2009	Rule 8.3- Anglo American plc
04/09/2009	Rule 8.3- Friends Provident Group plc
08/09/2009	Rule 8.3- Resolution Limited
08/09/2009	Rule 8.3- Friends Provident Group plc
08/09/2009	Rule 8.3- Anglo American plc
09/09/2009	Rule 8.3- Friends Provident Group plc
09/09/2009	Rule 8.3- Anglo American plc
10/09/2009	Rule 8.3- Anglo American plc
11/09/2009	Rule 8.3- Resolution Limited
11/09/2009	Rule 8.3- Friends Provident Group plc
11/09/2009	Rule 8.3- Anglo American plc
14/09/2009	Rule 8.3- Resolution Limited
14/09/2009	Rule 8.3- Hansen Transmissions Intl NV
14/09/2009	Rule 8.3- Friends Provident Group plc
14/09/2009	Rule 8.3- Anglo American plc
15/09/2009	Publication of Prospectus
15/09/2009	Rule 8.3- Friends Provident Group plc
15/09/2009	Rule 8.3- Anglo American plc
16/09/2009	Rule 8.3- Anglo American plc
17/09/2009	Additional Listing
18/09/2009	FRN Variable Rate Fix
18/09/2009	Rule 8.3- Resolution Limited
18/09/2009	Rule 8.3- Friends Provident Group plc
18/09/2009	Rule 8.3- Anglo American plc
21/09/2009	Rule 8.3- Anglo American plc
22/09/2009	Rule 8.3- Resolution Limited
22/09/2009	Rule 8.3- Friends Provident Group plc
22/09/2009	Rule 8.3- Anglo American plc
23/09/2009	Rule 8.3- Resolution Limited
23/09/2009	Rule 8.3- Friends Provident Group plc
23/09/2009	Rule 8.3- Anglo American plc
24/09/2009	Director/PDMR Shareholding
25/09/2009	Rule 8.3- National Express Group plc
25/09/2009	Rule 8.3- Friends Provident Group plc
25/09/2009	Rule 8.3- Anglo American plc
29/09/2009	Rule 8.3- Anglo American plc
29/09/2009	Aviva Appoints Andrea Moneta to Board
30/09/2009	Scrip Dividend Scheme
01/10/2009	Director/PDMR Shareholding
01/10/2009	Rule 8.3- Friends Provident Group plc
01/10/2009	Rule 8.3- Care UK plc
01/10/2009	Rule 8.3- Anglo American plc
01/10/2009	Aviva Completes the Sale of Australian Businesses
01/10/2009	Aviva Customers to Receive £470m in Reattribution
01/10/2009	Director/PDMR Shareholding
02/10/2009	Rule 8.3- Hansen Transmissions International NV
02/10/2009	Rule 8.3- Anglo American plc
02/10/2009	Director Declaration
05/10/2009	Rule 8.3- Anglo American plc
05/10/2009	Rule 8.3- National Express Group plc
05/10/2009	Rule 8.3- Hansen Transmissions International NV
05/10/2009	Rule 8.3- Friends Provident Group plc
05/10/2009	Aviva & Delta Lloyd Confirm IPO Intention
06/10/2009	Rule 8.3- Resolution Limited
06/10/2009	Rule 8.3- National Express Group plc
06/10/2009	Rule 8.3- Hansen Transmissions International
06/10/2009	Rule 8.3- Friends Provident Group plc
06/10/2009	Rule 8.3- Anglo American plc
06/10/2009	Aviva Announces New Executive Appointments
07/10/2009	Intention to List on the New York Stock Exchange
07/10/2009	Rule 8.3- Anglo American plc
07/10/2009	Rule 8.3- Resolution Limited
07/10/2009	Rule 8.3- Hansen Transmissions International
07/10/2009	Rule 8.3- Friends Provident Group plc
08/10/2009	Rule 8.3- Resolution Limited
08/10/2009	Rule 8.3- Novera Energy plc
08/10/2009	Rule 8.3- Hansen Transmissions International NV
08/10/2009	Rule 8.3- Friends Provident Group plc
08/10/2009	Rule 8.3- Anglo American plc
09/10/2009	Rule 8.3- Anglo American plc - Replacement
09/10/2009	Rule 8.3- Novera Energy plc
09/10/2009	Rule 8.3- Hansen Transmissions International NV
12/10/2009	Rule 8.3- Novera Energy plc
12/10/2009	Rule 8.3- Hansen Transmissions International NV
12/10/2009	Rule 8.3- Anglo American plc
13/10/2009	Rule 8.3- Resolution Ltd
13/10/2009	Rule 8.3- Novera Energy plc
13/10/2009	Rule 8.3- Anglo American plc
14/10/2009	Director's Responsibilities
14/10/2009	Rule 8.3- Resolution Limited
14/10/2009	Rule 8.3- Novera Energy plc
14/10/2009	Rule 8.3- Anglo American plc
15/10/2009	Rule 8.3- Anglo American plc
15/10/2009	Rule 8.3- Novera Energy plc
16/10/2009	Rule 8.3- Friends Provident Group plc
16/10/2009	Rule 8.3- Resolution Limited
16/10/2009	Rule 8.3- Novera Energy plc
19/10/2009	Rule 8.3- Novera Energy plc
19/10/2009	Initial Public Offering of Delta Lloyd Launched
20/10/2009	Director/PDMR Shareholding
20/10/2009	Rule 8.3- Resolution Limited
20/10/2009	Rule 8.3- Stagecoach Group plc
20/10/2009	Rule 8.3- Novera Energy plc
20/10/2009	Rule 8.3- Friends Provident Group plc
20/10/2009	Aviva Starts Trading on New York Stock Exchange
21/10/2009	Rule 8.3- Stagecoach Group plc
21/10/2009	Rule 8.3- National Express Group plc
21/10/2009	Rule 8.3- Friends Provident Group plc
22/10/2009	Rule 8.3- Stagecoach Group plc
22/10/2009	Rule 8.3- National Express Group plc
22/10/2009	Rule 8.3- Friends Provident Group plc
22/10/2009	Rule 8.3- Care UK plc
22/10/2009	Aviva to Transform European Business
23/10/2009	Rule 8.3- Stagecoach Group plc
23/10/2009	Aviva Appoints Patrick Regan as CFO
26/10/2009	Rule 8.3- Stagecoach Group plc
26/10/2009	Director/PDMR Shareholding
27/10/2009	Rule 8.3- Stagecoach Group plc
28/10/2009	Rule 8.3- Stagecoach Group plc
29/10/2009	Rule 8.3- Alphameric plc
30/10/2009	Total Voting Rights
03/11/2009	Delta Lloyd IPO Priced at €16.00 Per Share
04/11/2009	Rule 8.3- Resolution Limited
04/11/2009	Q3 2009 Interim Management Statement
05/11/2009	Director/PDMR Shareholding
05/11/2009	Rule 8.3- Resolution Limited
05/11/2009	Additional Listing
13/11/2009	Non-Executive Director Notification
13/11/2009	Provisional 2010 dividend dates
18/11/2009	Director/PDMR Shareholding
18/11/2009	Director/PDMR Shareholding
18/11/2009	Director/PDMR Shareholding
18/11/2009	Director/PDMR Shareholding
20/11/2009	Rule 8.3- Hansen Transmissions Intl
20/11/2009	Rule 8.3- Hansen Transmissions Intl
24/11/2009	Over-Allotment Option for Delta Lloyd Ipo
25/11/2009	Director/PDMR Shareholding
25/11/2009	Notification of Interests in Shares
25/11/2009	Director/PDMR Shareholding
26/11/2009	Rule 8.3- Care UK PLC
30/11/2009	Rule 8.3- Novera Energy plc
30/11/2009	Total Voting Rights
02/12/2009	Aviva Sells RAC France
03/12/2009	Director's Responsibilities
03/12/2009	Holdings in Company
04/12/2009	Director/PDMR Shareholding
10/12/2009	Directorate Change
11/12/2009	Rule 8.3- Hansteen Holdings plc
11/12/2009	Rule 8.3- Replacement - Hansteen Holdings plc
17/12/2009	FRN Variable Rate Fix
17/12/2009	Major Interests in Shares
22/12/2009	Rule 8.3- Shed Media plc
22/12/2009	Rule 8.3- Shed Media plc
22/12/2009	Rule 8.3- Shed Media plc
24/12/2009	Director/PDMR Shareholding
31/12/2009	Total Voting Rights
04/01/2010	Director/PDMR Shareholding
05/01/2010	Rule 8.3- Hansteen Holdings plc
05/01/2010	Acquisition
06/01/2010	Rule 8.3- VT Group plc
06/01/2010	Rule 8.3- Shanks Group plc
07/01/2010	Rule 8.3- VT Group plc
07/01/2010	Rule 8.3- Hansteen Holdings plc
08/01/2010	Rule 8.3- VT Group plc
08/01/2010	Rule 8.3- Hansteen Holdings plc
11/01/2010	Rule 8.3- Hansteen Holdings plc
14/01/2010	Rule 8.3- Hansteen Holdings plc
18/01/2010	Major Interests in shares
20/01/2010	Rule 8.3- VT Group plc
26/01/2010	Director/PDMR Shareholding
27/01/2010	Rule 8.3- VT Group plc
27/01/2010	8 3/8 % Preference Dividend Declaration
27/01/2010	Directorate Change
28/01/2010	Rule 8.3- VT Group plc
28/01/2010	Rule 8.3- Hansteen Holdings plc
28/01/2010	Rule 8.3- Aurelian Oil & Gas plc
29/01/2010	Rule 8.3- VT Group plc
29/01/2010	Total Voting Rights
01/02/2010	Blocklisting Interim Review
02/02/2010	Rule 8.3- Shanks Group plc
03/02/2010	Rule 8.3- Hansteen Holdings plc
04/02/2010	Rule 8.3- Hansteen Holdings PLC
04/02/2010	Q4 09 LNB Results
08/02/2010	Rule 8.3- VT Group
17/02/2010	Rule 8.3- Shanks Group PLC
17/02/2010	Rule 8.3- Care UK PLC
18/02/2010	Rule 8.3- Hansteen Holdings plc
25/02/2010	Director/PDMR Shareholding - Replacement
25/02/2010	Rule 8.3- Shanks Group plc
03/03/2010	Rule 8.3- VT Group plc
04/03/2010	Director/PDMR Shareholding
04/03/2010	Dividend Declaration
04/03/2010	FY 2009 Results
11/03/2010	Rule 8.3- Assura Group Ltd
12/03/2010	Rule 8.3- Assura Group Ltd
12/03/2010	Notification of award and sale of shares
17/03/2010	Rule 8.3- Assura Group Ltd
18/03/2010	Rule 8.3- ARRIVA PLC
18/03/2010	FRN Variable Rate Fix
18/03/2010	Additional Listing
18/03/2010	Acquisition
19/03/2010	Rule 8.3- Consort Medical plc
19/03/2010	Rule 8.3- VT Group plc
19/03/2010	Rule 8.3- Shed Media plc
19/03/2010	Rule 8.3- Blacks Leisure Group plc
19/03/2010	Rule 8.3- Babcock International Group plc
19/03/2010	Rule 8.3- Assura Group Ltd
19/03/2010	Rule 8.3- Ark Therapeutics Group plc
22/03/2010	Director Declaration
22/03/2010	Rule 8.3- Raymarine PLC
22/03/2010	Rule 8.3- Care UK PLC
22/03/2010	8 3/4% Preference Dividend Declaration
23/03/2010	Rule 8.3- Arriva plc - Replacement
24/03/2010	Director/PDMR Shareholding
24/03/2010	Director/PDMR Shareholding
24/03/2010	Notice of AGM

2. During the period the following documents were filed at Companies House.  Copies of these documents may be obtained from Companies House, Crown Way, Maindy, Cardiff, CF14 3UZ.

Date Published	Description of Form
10/03/2010	Director appointed Mr Patrick Regan
02/02/2010	Director's change of particulars Mr Andrea Moneta
27/01/2010	Appointment terminated, director Philip Scott
26/01/2010	Director appointed Mr Michael John Hawker
12/01/2010	Statement of capital
31/12/2009	Director's change of particulars / Mr Philip Gordon Scott
31/12/2009	Director's change of particulars / Jonathan Scott Wheway
30/12/2009	Director's change of particulars / Mr Richard Karl Goeltz
30/12/2009	Director's change of particulars / Mr Leslie Van de Walle
30/12/2009	Director's change of particulars / John Russell Fotheringham Walls
30/12/2009	Director's change of particulars / Lord Colin Sharman of Redlynch
30/12/2009	Director's change of particulars / Mr Andrea Moneta
30/12/2009	Director's change of particulars / Euleen Yiu Kiang Goh
30/12/2009	Director's change of particulars / Carole Piwnica
30/12/2009	Director's change of particulars / Mary Elizabeth Francis
30/12/2009	Secretary's change of particulars / Mr Edward Graham Jones
01/12/2009	Statement of capital
16/11/2009	Statement of capital
21/10/2009	Allotment of Shares 30/09/09
15/10/2009	Register moved to SAIL address
15/10/2009	SAIL address created
29/09/2009	Director appointed Mr Andrea Moneta
25/08/2009	Allotment of Shares 08/08/09
17/08/2009	Appointment terminated director Nikesh Arora
30/07/2009	Director's change of particulars / Colin Sharman of Redlynch / 30/07/2009
16/07/2009	Memorandum of Association and Articles of association
03/07/2009	Allotment of Shares 15/05/09
01/07/2009	Annual Return made up to 01/05/09; bulk list available separately
24/06/2009	Allotment of Shares 15/06/09
01/06/2009	Allotment of Shares 22/05/09
18/05/2009	Resolution in respect of Company business dated 29/04/2009, increase in Nominal Capital, Disapplication of pre-emption rights and Authorised Allotment of Shares and Debentures
14/05/2009	Group of Companies' Accounts made up to 31/12/08
08/05/2009	Director appointed Mr Leslie Van de Walle
07/05/2009	Appointment terminated director Wim Dik
29/04/2009	Allotment of Shares 30/03/09-09/04/09

3. During the period, the following documents were submitted to the UKLA.  These are available for viewing at the UKLA's Document Viewing Facility, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS:

Date filed	Document
24/03/2010	2009 Report and Accounts
24/03/2010	2009 Annual Review
24/03/2010	2010 Notice of Annual General Meeting
24/03/2010	Form of Proxy
24/03/2010	Share Account Voting Instruction Form
24/03/2010	Aviva Share Account Annual Statement
24/03/2010	Consolidated Tax Voucher
24/03/2010	A letter to ordinary shareholders advising that shareholder documents are available for viewing on the Company's website
24/03/2010	A letter to preference shareholders advising that shareholder documents are available for viewing on the Company's website
24/03/2010	A letter to preference shareholders enclosing a copy of the Report or Review, as required, and the Notice
24/03/2010	A letter to new preference shareholders enclosing a copy of the Report, the Notice of Annual General Meeting and the form referred to below
24/03/2010	A Shareholder Communications Election Form

4. During the period the following documents were filed at the Securities and Exchange Commission in compliance with the Company's obligations under national laws and rules dealing with the regulation of securities, issuers of securities and securities markets by virtue of having American Depositary Shares listed on the New York Stock Exchange.  Full details of documents published can be viewed on the Securities and Exchange Commission website (www.sec.gov/edgar).

Date published	Headline
06/10/2009	Certification by the New York Stock Exchange approving securities for listing
07/10/2009	Registration of securities
07/10/2009	Intention to List on the New York Stock Exchange
07/10/2009	Annual and transition report of foreign private issuers
14/10/2009	Director's Responsibilities
15/10/2009	Registration of American Depository Receipt shares, not immediately effective
20/10/2009	Aviva Starts Trading on New York Stock Exchange
22/10/2009	Aviva to Transform European Business
23/10/2009	Aviva Appoints Patrick Regan As CFO
26/10/2009	Director/PDMR Shareholding
30/10/2009	Total Voting Rights
03/11/2009	Delta Lloyd IPO Priced At Eur16.00 Per Share
04/11/2009	Q3 2009 Interim Management Statement
05/11/2009	Director/PDMR Shareholding
05/11/2009	Additional Listing
13/11/2009	Non-Executive Director Notification
13/11/2009	Provisional 2010 dividend dates
18/11/2009	Director/PDMR Shareholding
18/11/2009	Director/PDMR Shareholding
18/11/2009	Director/PDMR Shareholding
18/11/2009	Director/PDMR Shareholding
24/11/2009	Over-Allotment Option for Delta Lloyd IPO
25/11/2009	Director/PDMR Shareholding
25/11/2009	Notification of Interests in Shares
25/11/2009	Director/PDMR Shareholding
30/11/2009	Total Voting Rights
02/12/2009	Aviva Sells RAC France
03/12/2009	Director's Responsibilities
03/12/2009	Holdings in Company
04/12/2009	Director/PDMR Shareholding
10/12/2009	Directorate Change
17/12/2009	FRN Variable Rate Fix
24/12/2009	Director/PDMR Shareholding
31/12/2009	Total Voting Rights
04/01/2010	Director/PDMR Shareholding
05/01/2010	Acquisition
18/01/2010	Major Interests in shares
26/01/2010	Director/PDMR Shareholding
27/01/2010	8 3/8 % Preference Dividend Declaration
27/01/2010	Directorate Change
29/01/2010	Total Voting Rights
04/02/2010	Q4 09 LNB Results
25/02/2010	Director/PDMR Shareholding
04/03/2010	Director/PDMR Shareholding
04/03/2010	Dividend Declaration
04/03/2010	FY 2009 Results
12/03/2010	Notification of award and sale of shares
18/03/2010	Acquisition
22/03/2010	Director Declaration
22/03/2010	8 3/4% Preference Dividend Declaration
24/03/2010	Director/PDMR Shareholding
24/03/2010	Director/PDMR Shareholding
24/03/2010	Notice of AGM

5. Copies of the Company's Annual Report 2009, the Notice of Annual General Meeting 2010 and associated proxy voting forms were also sent to the New York Stock Exchange (NYSE) in accordance with the NYSE Listed Company Manual.

For further information, please contact Fahrin Ribeiro, Group Secretarial, Aviva plc, St Helen's, 1 Undershaft, London EC3P 3DQ, telephone 020 7662 7577.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  13 April, 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary